Exhibit 12.1

STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012		2011		2010		2009		2008
	(In thousands, except ratios)
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$209,215		$174,584		$79,252		$7,769		$56,564
Add:
Amortization of capitalized interest	43		38		36		35		32
Fixed charges, net of capitalized interest	1,179		1,403		1,749		1,966		2,151

Income before income taxes and fixed charges, net	$210,437		$176,025		$81,037		$9,770		$58,747

Fixed Charges:
Total interest expense	$946		$1,141		$1,508		$1,695		$1,669
Capitalized interest	142		46		18		75		390
Interest factor in rents	233		262		241		271		482

Total fixed charges	$1,321		$1,449		$1,767		$2,041		$2,541

Ratio of earnings to fixed charges	159.3	x	121.5	x	45.9	x	4.8	x	23.1	x